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[LOGO OF AEGON]                                                     Exhibit 99.1

                                                                          737547
                                                                   PRESS RELEASE

STOCK FRACTION INTERIM DIVIDEND 2003 AEGON N.V. DETERMINED AT 1/56

On 7 August 2003 AEGON N.V. declared an optional interim dividend for the fiscal year 2003, thereby giving the shareholders the choice to receive the interim dividend in either cash or in stock.

The interim dividend in cash is EUR 0.20 per common share of EUR 0.12 par value and will be made payable as from 19 September 2003.

Shareholders who elected an interim dividend in stock will receive a stock fraction of 1/56 per common share. The stock fraction has been determined by the average stock price on Euronext Amsterdam over the period from 9 September up to and including 15 September 2003.

Holders of New York shares will be contacted by AEGON's US Transfer Agent, Citibank.

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

.. Changes in general economic conditions, particularly in the United States, the
  Netherlands and the United Kingdom;
.. Changes in the performance of financial markets, including emerging markets, including:
  . The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
  . The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
.. The frequency and severity of insured loss events;
.. Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
.. Changes affecting interest rate levels and continuing low interest rate levels;
.. Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
.. Increasing levels of competition in the United States, the Netherlands, the
  United Kingdom and emerging markets;
.. Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
.. Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
.. Acts of God, acts of terrorism and acts of war;
.. Changes in the policies of central banks and/or foreign governments;
.. Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
.. Customer responsiveness to both new products and distribution channels;
.. Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
.. Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, 15 September 2003

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Inquiries:
AEGON N.V.
Group Communications                                Investor Relations
Phone : +31 (0)70 344 83 44                   NL    +31 (0)70 344 83 05
                                                    USA +1 410 576 45 77
Web site: www.aegon.com